UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 333-146744

NOTIFICATION OF LATE FILING	CUSIP NUMBER 14065X 10 6

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended   March 31, 2012

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: _______________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

CAPSALUS CORP.
Full Name of Registrant

Former Name if Applicable

618 S. Northwest Highway #139
Address of Principal Executive Office (Street and Number)

Barrington, IL 60010
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day after the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant did not obtain all information prior to filing date and attorney and accountant could not complete the required legal information and financial statements and management could not complete Management's Discussion and Analysis of such financial statements by May 15, 2012.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven M. Grubner	(888)	400-7179 ext.4
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     Yes ☐   No ☒

Annual Report on Form 10-K for year fiscal year ended December 31, 2011.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   See Below:   Yes ☐   No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of the date of this filing, the registrant is not able to anticipate whether or not there will be any significant change in results of operations as the registered independent auditor has not had the opportunity to review all of the financial information to make this determination.

CAPSALUS CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By /s/ Steven M. Grubner
Date: May 16, 2012	Steven M. Grubner Interim Chief Executive Officer